UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Linklaters LLP

Rua Leopoldo Couto Magalhães, 700 -1 º andar sala 11

Itaim Bibi - 04542-000 São Paulo - SP

Tel. No.: +(55.11) 3074.9520

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,781,036*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,781,036*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,781,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.66%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible, (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events and (iii) 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note (as defined below), which will become convertible on February 8, 2015 or earlier upon the occurrence of certain events.
**	Based on 108,503,392 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014, (b) the 29,427,558 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche II Note and Tranche I Note.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,781,036*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,781,036*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,781,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.66%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible, (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events and (iii) 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note (as defined below), which will become convertible on February 8, 2015 or earlier upon the occurrence of certain events.
**	Based on 108,503,392 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014, (b) the 29,427,558 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche II Note and Tranche I Note.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,781,036*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,781,036*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,781,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.66%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible, (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events and (iii) 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note (as defined below), which will become convertible on February 8, 2015 or earlier upon the occurrence of certain events.
**	Based on 108,503,392 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014, (b) the 29,427,558 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche II Note and Tranche I Note.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,781,036*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,781,036*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,781,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.66%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible, (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events and (iii) 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note (as defined below), which will become convertible on February 8, 2015 or earlier upon the occurrence of certain events.
**	Based on 108,503,392 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014, (b) the 29,427,558 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche II Note and Tranche I Note.

Note to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share, of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 1 is being filed by the Reporting Persons solely to report that, within sixty days of December 10, 2014, the Reporting Persons have the right to acquire 18,046,387 shares of Common Stock issuable upon conversion of a previously acquired senior convertible note with a current face value of $38,799,731 (the “Tranche I Note”). Pursuant to Rule 13d-3(d)(1), as of December 10, 2014, Maxwell is deemed to be the beneficial owner of the 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note.

Maxwell acquired the Tranche I Note on October 16, 2013. The Tranche I Note matures on October 16, 2018 and is convertible into shares of Common Stock at the option of Maxwell at any time after February 8, 2015 or upon the occurrence of certain other events. The conversion price is equal to $2.44, subject to adjustment. Interest on the Tranche I Note is payable in kind for the first 30 months and is added to the principal every six months, which includes interest added to the principal balance after the date of issuance.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of December 10, 2014, Maxwell is the direct beneficial owner of 10,353,478 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of (i) the shares of Common Stock issuable upon conversion of the Tranche I Note, which will become convertible on February 8, 2015 or earlier upon the occurrence of certain events, (ii) the shares of Common Stock issuable upon conversion of the Tranche II Note, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events, and (iii) the shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible. Maxwell is deemed to be the beneficial owner of 18,046,387 shares of Common Stock issuable upon conversion of the Tranche I Note, 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note and 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes.

As of December 10, 2014, Maxwell is the direct beneficial owner and deemed beneficial owner of 39,781,036 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of December 10, 2014 (as set forth in the prior paragraph) by (ii) 108,503,392 shares of Common Stock, which is the sum of the (a) 79,075,834 shares of Common Stock outstanding as of October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 29,427,558 shares of Common Stock that may be obtained by Maxwell upon conversion of the Tranche I Note, Tranche II Note and the Convertible Notes held by Maxwell.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 39,781,036 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 39,781,036 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 39,781,036 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Information regarding the Instruction C persons.

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.(14)

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(3)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(7)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(8)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.
(9)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.
(10)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(13)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.
(14)	Incorporated by reference to Exhibit 15 to the Schedule 13D (No. 005-85969) filed by Maxwell on November 25, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 19, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director